October 5, 2012

Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: Your comment letter dated October 3, 2012
    Free Flow, Inc.
    Registration Statement on Form S-1
    File Number 333-179909

Dear Ms. Long,

Thank you for your very useful comments. I will number my responses to correspond with the number on your comments.

     1.   The sentence has been removed. Edgar processing error last time.

     2.   The words "will receive" have been substituted

     3.   Paragraph has been added concerning the 8-K filing.

     4.   We have changed the language to make it clearer.

     5.   Footnotes provided as requested.

Sincerely,

FREEFLOW, INC.


/s/ "S" Douglas Henderson
-----------------------------------
"S" Douglas Henderson
President

Cc: Karen Batcher, Esq.